

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Andrew Duke
President and Director
Bay Bridge Food and Produce Company
3550 South Harlan Street, Suite 284
Denver, CO 80235

> **Re: Bay Bridge Food and Produce Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-187588**

Dear Mr. Duke:

We have reviewed your response to our letter dated April 22, 2013 and have the following additional comments.

General

1. Please review the registration statement prior to filing your next amendment to resolve any inconsistencies in disclosure from section to section. We note in this regard that in some instances you have revised the Summary section without including a more complete discussion in the Business and Plan of Operations sections. Also, your capital needs as discussed in the second paragraph on page 25 do not appear to reconcile with the third risk factor on page 12. Please revise accordingly.

2. We note your response to prior comment 1. Please disclose in the Summary your status as a "shell company" within the meaning of Rule 405 of Regulation C.

3. We note your response to prior comment 3. Please include the related party transaction disclosure called for by Item 404(d) of Regulation S-K in a separately captioned section in the prospectus.

Summary Information About Bay Bridge, page 7

Produce Industry, page 7

4. You state in the second paragraph that the costs of retrofitting a building would be $5,000 per row of output. Please explain why retrofitting costs would be variable costs based on the number of rows of output.

5. We note your response to prior comment 24. Please remove references to Trader Joes and Whole Foods from the second paragraph of this section.

6. We note your response to prior comment 29. Please remove the first sentence of the second to last paragraph on page 7.

Vegetable Market, page 8

7. Refer to your revised disclosure in the last sentence of the third paragraph on page 8. Please substantiate that controlled environment agriculture is "proven" technology or remove references to "proven."

Power Industry, page 8

8. We note your response to prior comment 11. Please discuss more concretely the anticipated efficiency of and estimated operating costs of your proposed power generating facility. Specifically, please define and quantify "average" and "above average efficiency."

9. In this regard, please substantiate your belief that you will be able to generate electricity at a lower cost than you would pay to third parties.

10. Please provide us with the basis for your belief that the cost of your facilities and output "will be minimal compared to competing technologies" and clarify what you consider to be competing technologies.

11. Please disclose the amount of power generating capacity that is expected to be utilized in your greenhouse operations and the amount of power generating capacity that is expected to be available for sale to third parties.

12. We note your response to prior comment 13. Please remove the statement that you will be able to sell your electricity "on profitable terms" or explain why this belief is reasonable given your stage of development.

13. Refer to the three bullet points on page 8. Please explain how the electricity you generate meets the definition of "renewable energy." We note in this regard your disclosure that you intend to rely on a gas-fired generator.

14. Please disclose whether there are funding requirements or other contingencies that must be resolved prior to entering into agreements with prospective electricity customers.

15. We note your response to prior comment 14. Please explain what "micro grids" are and discuss how electricity that you to aspire to generate will be distributed or transported to the acquiring entities. Also, discuss which party bears the costs and risks of power transportation.

16. Please substantiate your revised disclosure in the last sentence of the last paragraph on page 8. In this regard, please explain how your greenhouses are expected to "free up" power for sale to others, as it appears that you would require more power to operate greenhouses with artificial light and heating relative to greenhouses that rely on natural light and heating.

Risk Factors, page 9

17. We note your disclosure in the second paragraph on page 9 that you may rely on joint-ventures or strategic partnerships. Please add a risk factor describing the risks because of your dependence on third parties and that you would only benefit from a percentage of any net profits from such ventures.

Use of Proceeds, page 17

18. We note your response to prior comment 17. Please disclose, if true, that you will need $1 million in addition to funds raised in this offering to commence operations.

Dilution of the Price You Pay For Your Shares, page 17

19. We note your revisions made in response to prior comment 19. As also requested, please revise the individual line items in the table whereby reference should be made to the initial public offering rather than to the rights offering. Please revise.

Plan of Distribution, page 18

20. We note your response to prior comment 20. Your revised disclosure in this section references selling security holders although it appears this is a primary offering. Please include a complete plan of distribution, discussing the terms of the offering, the procedures for subscribing, and disclosing in what circumstances you reserve the right to terminate the offering for reasons other than because of expiration of the offer period.

Business, page 21

21. We note your response to prior comments 21 and 32. Please disclose in your Business and Plan of Operation sections the concrete milestone for implementing each key step in your business plan. To the extent implementation is contingent on obtaining funding, for each milestone quantify the amount of funding necessary and the expected completion date as measured from receipt of funding.

22. We note your response to prior comment 25. Please disclose whether and how you intend to measure the quality of your produce.

23. We note your response to prior comment 27. Please describe and quantify the fixed and variable costs incurred by conventional greenhouses and explain how internally

generating power will lower each of these costs sufficiently to enable you to operate economically.

24. We note your response to prior comment 8. Please briefly explain why each of the factors you identify in the sixth paragraph of this section presents a challenge to the implementation and growth of your business.

25. We note your response to prior comment 30. Please disclose here and Note 1 to the Financial Statements the status of negotiations with the Dutchess County, New York, County Economic Development Commission. In addition, please disclose here any funding or other milestones you must achieve to be eligible to participate in this or other incentive programs.

Government Regulation, page 24

26. We note your response to prior comment 31. Please specifically discuss each material federal, state, and local regulation that is likely to affect your operations. In addition, to the extent you require government approval(s) of your principal products or services and you have not yet received that approval, discuss the status of the approval(s) within the government approval process. Finally, please briefly explain how you expect that reduced funding at the state and local level will influence your ability to obtain necessary licensing and permits. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Plan of Operation, page 24

27. We note your response to prior comment 33. Please describe the various technologies you have integrated.

Background of Officers and Directors, page 27

28. We note your response to prior comment 35. Please provide more detail about nature of Mr. Duke's involvement in each of the experiences you describe.

Financial Statements

Note 1. Organization, nature of business, going concern, page F-7

29. We note your disclosure in the second paragraph that you have plans to generate revenue from four sources. Please expand your Business and MD&A to discuss each of these four expected sources of revenue.

Exhibit 99.1

30. We note your response to prior comments 39 and 40. Please file the revised subscription agreement as an exhibit to your amended registration statement.

<u>Other</u>

31. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should include updated financial statements and related financial information, such as Summary Financial Data and MD&A.

32. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief